July 15, 2005


Mail Stop 0306
E. Morgan Skinner
Legacy Communications Corporation
210 N. 1000 East
St. George, Utah 84770
Re:	Legacy Communications Corporation
	Registration Statement on Form SB-2
	Filed June 17, 2005
	         File No. 333-125907
Dear Mr. Skinner:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Cover Page
1. Please state that your offering is limited to residents of certain states, and identify those states.
Summary
2. This brief bulleted list of your subsidiaries does not provide investors with a summary of your business. Expand to explain how your business generates revenues. For potential investors who may not be familiar with your industry, explain what it means to be a "permittee," a "licensee," or an "applicant for the assignment" of a radio station. Explain whether all the radio stations actively broadcast and what role the registrant plays in their day-to-day operations. Discuss the businesses of your other listed subsidiaries, including their functions, the extent to which they contribute to revenues, and their asset size. Explain what is involved in constructing a radio station. While the summary should be brief, it should also provide a narrative description that explains to potential investors your business operations.
3. It appears from the bottom of page 6 that you intended to include summary financial data. Please revise or advise.
Risk Factors, page 7
If we do not construct radio stations and file and application..., page 8
4. Please explain in this risk factor if you have other construction permits that could be affected by this type of risk, or whether the
Las Vegas market is the only one. Please discuss other option payments that have deadlines. Expand to discuss the fact that the proceeds of this offering will be insufficient to cover construction costs for KBET.
Our revenues could be reduced if we lose audience share..., page 8
5. You state that you did not have significant advertising revenues and that your business model does not contemplate having them in the future. However, this risk factor addresses the effect competition will have on your ratings and advertising revenue. Please explain why you believe this to be a risk, given that your revenues in this area are minimal.
6. Please add a risk factor discussing the risks in your business model. For example, it appears that you must sell a station to have significant revenues, rather than selling advertising, please address risks associated with acquiring, developing and selling stations. Because the notoriety of on-air talent significantly affects our rankings..., page 9
7. Please recast this risk factor to focus on risks associated with your business model, rather than this risk`s impact on advertising revenues. Also, you state in another location that you have three employees. Revise the risk factor accordingly.
If we cannot renew our Federal Communications Commission licenses..., page 9
8. Disclose the number of FCC licenses you currently have and how many applications are pending. Please describe the extent to which you have experienced delays or have been unable to obtain licenses or renew them.
We could experience delays in expanding our business..., page 10
9. Expand to discuss any delays, prohibitions or modifications that were required by regulatory authorities in connection with past acquisitions and dispositions.

Because this is a best efforts, self-underwritten no minimum offering..., page 12
10. Please explain how much you believe you will need to continue operating over the next twelve months and your major cash commitments. If you expect to seek additional financing in the near future, please include a risk factor discussing the dilutive impact if you anticipate issuing selling additional shares.
Use of Proceeds, page 14
11. Please prioritize this list of expenditures so that investors can determine what you will be using your proceeds for if less than your maximium is reached. For example, if you raise less than $200,000 will you still use the proceeds for all four categories of expenditures? Explain if the first $15,000 of proceeds will be used to repay the $15,000 of offering expenses.
Plan of Distribution, page 16
12. Please clarify whether you will limit U.S. sales only to residents of states listed.
Legal Proceedings, page 18
13. Please explain the relationship between Legacy Entertainment Corporation and the registrant.
14. You state that "we" entered into an agreement with Lyman Dayton to make a motion picture, please explain whether this "we" is the registrant or one of the executives of the registrant. Please explain the registrant`s status in the bankruptcy proceeding. Please explain what it means when you describe the net liability of discontinued operations, and explain how this could affect investors.
Directors, Executive Officers..., page 20
15. Expand Mr. Randall`s biographical information to briefly explain the business of Randall Farms.
16. Clarify whether "Red Fern Productions, Inc., was affiliated with the registrant, other than as described on page 22.

Description of Business, page 25
17. See our first comment under the caption "Summary" above, and revise this section to explain in reasonable detail how your business works in a way that investors can understand. We have listed a few examples of where we believe the disclosure is lacking. Please note that this is not an exhaustive list.
* We note the vast majority of your revenues are derived from gains on the sale of stations. Explain in detail the reasons for these gains. For example, describe what steps you take to add value so that you can sell them for significantly more than you paid for them.
Describe what other factors contribute to their increased value.
* Explain the purchase, construction, and sale process in more detail and the chronology of events that take place in acquiring new radio stations.
* Revise your disclosure throughout to explain technical terms. For example (and these are only a few of many disclosure problems), the average investor is not likely to know what "the Singleton rule of FCC AM Auction 84" means or what the relevance of being "determined to be Mutually-Exclusive" or being granted "Singleton status by the
FCC." Similarly, they most likely will not be familiar with various
FCC forms you refer to be number.
* Please explain what it means to own broadcast station licenses for the three listed markets, and explain whether these are operating stations. Also, explain what Pocatello move-in means.
* Please explain what it means to have licenses pending for the three listed markets. Explain when you expect to receive these licenses.
Also, explain what it means that your Ogden, Utah license is subject to closing on October 3, 2005.
* For the pending acquisitions, state the amounts to be paid in connection with each one and what your plans are after you complete each acquisition.
* When you obtain a construction permit, what happens next? What needs to be built, and what are the costs to acquire the land and construct the station? Once construction is complete and you receive a broadcast license, what happens next?
* Explain how you prioritize the completion of these various projects, given your current financial condition.

When you revise the disclosure throughout the business section, we may have further comments.
18. We note the last paragraph on page 28. Disclose whether you received the $300,000 and when the balance of $ 1.2 million is due.
Radio Stations Purchased and Sold, page 29
19. You state that Legacy has "continually participated in
numerous
profitable transactions within the media industry" yet you
describe
transactions by shareholders of the company.  Please provide detailed
support for such a statement or remove this representation.
20. In the first six bullet points of this section you describe "principal stockholders of the company" as engaging in these
transactions.   Please clearly state in each bullet point how many
shares the company paid to the stockholders in each transaction and what value was given to that stock. Also identify the stockholders as individuals, rather than as stockholders of the company. Explain how one of the principal stockholders helped "sort out" a legal issue.
Competition, page 30
21. Discuss competitive factors that relate to your primary business-acquiring, constructing and selling radio stations.
Management`s Discussion and Analysis, page 40
22. Note that Item 303(b)(2) of Regulation S-B requires discussion of changes in financial condition between the two fiscal years and any subsequent interim period for which financial statements are required to be included in the filing. Accordingly, you must describe changes in financial condition between March 31, 2005 and December 31, 2004.
Please revise.
23. In light of the significant impact on reported earnings of your decision to reduce the deferred tax asset through adjustments to the valuation allowance, expand your disclosure to include a discussion of the accounting for changes in the valuation allowance. Refer to
SFAS 109, paragraph 23-26.
24. We note at the top of page 40 you discuss "other revenue" for the three months ended March 31, 2005. Based on your previous disclosure, it appears that Lakeshore Media was to pay $300,000 by the end of this quarter. Revise the disclosure to discuss why the amount reflected here is only $107,474.
25. At the top of page 42, quantify the number of radio stations sold in each fiscal year.
26. Disclose how many bonus shares were issued to each officer and director, identifying them.

Liquidity and Capital Resources, page 43
27. Revise your liquidity discussion to utilize the cash flow statement information to discuss liquidity provided/used by operations, investing and financing. Please address all significant balance sheet items, changes in these items and the reasons thereof.
For example, we note that other liabilities decreased by approximately $1.6 million. Please explain the components of this change.
28. In view of the uncertainties concerning the continued existence as a going concern, the filing should contain a more detailed description of management`s specific viable plans intended to mitigate the effect of such conditions and management`s assessment of the likelihood that such plans can be effectively implemented. Those elements of the plan that are particularly significant or critical to overcoming the present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of Legacy Communications Corporation`s ability (or inability) to generate sufficient cash to support its operations during the twelve-month period following the date of the most recent balance sheet presented. Specifically:
* Include the consequences if you fail to raise the $385,000. Explain if your business would cease to exist.
* Disclose your monthly cash burn rate.
* In the table where you disclose the expected acquisitions and improvements, please quantify the amount of funds needed and the expected dates of these payments.
* Describe any significant planned increase in operating expense or explain why the planned acquisitions would not result in increased expenses.
This comment also applies to Note 14. Please revise as necessary.
29. As a related matter, your disclosure should specifically address your plans to satisfy the significant liabilities presented on your balance sheet. Address the status of accounts payable and accruals, specifically your accrued payroll and payroll taxes. Also address how you expect to satisfy the significant notes payable amounts due on demand and on July 23, 2005.
30. At the top of page 44, you refer to "accounts receivable."
Please revise.
31. We note the notes payable "to an individual" listed on page
44.
If a material amount of this obligation is payable to the same individual, please identify the person.
32. Given that you have almost $4.9 million in current liabilities and limited resources, explain in more detail why you continue to make additional acquisitions and how you intend to pay for them.

Federal Regulations, page 32
33. Expand to discuss the costs you incur in connection with obtaining and renewing broadcast licenses. Disclose how long the process typically takes. Are costs based on the type of license you obtain?
34. Discuss the rules and the approval process for the grant of construction permits by the FCC.
Description of Property, page 48
35. Please identify the minority shareholder who you lease office space from.
Certain Relationships and Related Transactions, page 49
36. Expand to disclose the interest rate for the "various other payables due to shareholders."
37. Please explain the form of principal investment from Lavan Randall. Describe the consulting services were provided by Mr. Randall. Please explain the intended treatment of the remaining balance of $287,021.
38. Briefly explain what transactions took place to increase the share ownership from the amounts issued in these transactions to the current holdings for the named individuals.
OTC Bulletin Board Considerations, page 53
39. Is it your intent to apply to list on the OTCBB? Expand to discuss.
Executive Compensation, page 54
40. Please include in the executive compensation the value of the bonus stock received by Mr. Randall, and Mr. Bull and describe the stock in a footnote.
41. Expand to discuss the consulting agreement you entered into, which is referred to in the third paragraph of Note 10 to the financial statements, including the identify of the party, the services rendered, and the amount of consideration paid to date. We note you have deferred $225,050 of the consulting fee. Expand to specifically state whether or not any of the proceeds of this offering will be used to pay this fee. If so, provide similar disclosure under "Use of Proceeds." File the agreement as an exhibit to the registration statement. We may have further comments.

Financial Statements, page F-1
42. The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date. Balance Sheet, page F-2
43. We note that the line item "property and equipment" includes FCC licenses, which represent as significant component of you total assets. Please revise your title to be more descriptive of its significant component, or present FCC licenses on a separate line item due to the individual materiality.
Note 2. Summary of Significant Accounting Policies, page F-7
e. Provisions for Taxes, page F-8
44. We note you recorded a tax benefit resulting from the reduction of the previously recorded valuation allowance against net deferred tax assets. Given that there is substantial doubt regarding your ability to continue as a going concern and your history of losses, tell us in more detail how you determined that it was more likely than not that certain of your deferred tax assets would be realized in the future. In your response address, your future income forecasts, future acquisitions and funding for those acquisitions.
k. Revenue Recognition, page F-12
45. We note that revenue is recognized from the sale of stations when the sale has been complete and approved by the FCC. Please respond to the following comments;
* Discuss how you determine the amount and timing of the gain.
* Explain the time pattern or other factors that are involved with the FCC approval.
* Explain the principle terms of the sale and clarify that there are no actual or implied commitments to support the operations of the stations after the gain is recognized.
* Confirm that no sales of stations were to related parties.

We may have additional comments after reviewing your response.


Note 3. Property and Equipment, page F-12
46. We understand that the company`s business is to acquire, develop,
operate and sell radio stations.  Please address the following:
* Tell us the methodology used to estimate the fair value of your
FCC
license, including the key assumptions if applicable.  Refer to
SFAS
63 or SFAS 142 in your response, as applicable.
* Revise to provide the method for determining fair value of your PP&E in accordance with SFAS 144. Discuss any impairment loss recognized in the years presented and revise to disclose your policy for impairment.
* Tell us the consideration given to classifying "proceeds from sale
of fixed assets and purchase of fixed assets" as a component of operating cash flow on you consolidated statements of cash flows. Refer to paragraph 22(a) of SFAS 95, which states that cash receipts from the sale of goods or services are operating cash flows.
Please
discuss.
47. We note on page 48, that you have transmitters-towers on leased
land.  Tell us if any of these lease agreements include
obligations
at the end of the lease term to restore facilities or remove equipment. Explain how you evaluated the guidance in SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets.
Note 9. Discontinued Operations, page F-15
48. Tell us more about the bankruptcy filing of Red Fern
Production
in 2000. Explain if this was a wholly owned subsidiary and your accounting for the bankruptcy. Also tell us what the liability of $981,860 is for and when it will be paid out. Demonstrate that your accounting complied with GAAP.
Note 10. Equity Transactions, page F-16
49. Please explain the accounting for the asset purchase agreement with Diamond Broadcasting Corp. Explain how the 1,750,000 shares were valued. If you acquired a business revise to disclose a purchase price and the amount allocated to intangible assets.
Unaudited Financial Statements for the Three Months Ended March
31,
2005
50. Revise the unaudited financial statements as of March 31, 2005 to comply with the above comments, as applicable.

Exhibits
Legality Opinion
51. We have the following comments on the legality opinion.
* We note the "Transferability of certain shares without restrictions under Rule 144" in the subject line. We also note the language in the carryover paragraph regarding restrictions on transfer. Since this is presumably an offering by and on behalf of the company, this language does not appear to be applicable. Please revise or advise.
* We note the second paragraph of the opinion. Note that counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Please revise.
* Regarding the four bulleted paragraphs, bullets one and three are impermissible limitations. Please delete them.
52. Please file a copy of your subscription agreement as an exhibit.
53. Please include an updated and signed consent from your independent auditors with any amendment filed.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any
proceeding
initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dennis Hult at (202) 551-3618 or in his absence, Angela Crane at (202) 551-3554, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3800
with any other questions.

      Sincerely,




							Peggy Fisher
							Assistant Director